INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

1.1	Date

The following management and discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the three months ending June 30, 2017 and includes information up to August 22, 2017 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2016, and the unaudited interim financial statements and related notes for the three and six months ended June 30, 2017. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This Management’s Discussion and Analysis is a review of the Company’s operations and financial position as at and for the three months ended June 30, 2017, and plans for the future based on facts and circumstances as of August 22, 2017. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

1.2	Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least December 1, 2021.

During the second quarter of 2017, the Turnagain project was placed on care and maintenance pending a change in nickel prices.

The Company relies on equity financings and loans to fund its operations. There were no share issuances for the three months ended June 30, 2017. At June 30, 2017, the Company’s working capital was $7,742.

1.3	Selected Annual Information

	Dec 31 2014	Dec 31 2015	Dec 31 2016
Total Revenues	0	0	0
Loss [1] before income tax	23,016,713	10,230,524	224,112
Loss and comprehensive loss	22,803,513[2]	10,230,524[3]	224,112[4]
Loss per share	$1.26	$0.57	$0.01
Total Assets	10,480,933	239,665	239,665
Total Liabilities	26,593	15,849	14,970
Resource Properties written-down or written off in year	22,799,128	10,055,858	29,093

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The comprehensive loss in 2014 included property impairment of $22,799,128 and deferred income tax recovery of $231,200, the adjusted loss is $217,585.
3 The comprehensive loss in 2015 includes property impairment of $10,055,858, the adjusted loss is $174,666.
4 The comprehensive loss in 2016 includes property impairment of $29,093, the adjusted loss is $195,019.

1.4	Results from Operations

General and Administrative - During three months ended June 30, 2017 ("Q2 2017"), the Company incurred a net loss of $48,081 ($0.00 per share) compared to a net loss of $70,990 ($0.00 per share) in June 2016. The Operating expenses for Q2 2017 were $48,805, down from $71,885 from the same period of 2016. Operating expenses includes two non-cash items, amortization, which charges the cost of equipment against earnings over its useful life, and stock-based compensation, which monetizes the fair value of stock options granted and vested, these amounts were $571 and $6,509 in Q2 2017 and $742 and $15,081 in Q2 2016, respectively. Excluding these two expenses, the Q2 2017 Operating expenses were $41,725 down from $56,062 in Q2 2016. Consulting fees decreased in Q2 2017 to $3,174 from $5,196 in Q2 2016, Exploration and evaluation assets decreased from $13,480 in Q2 2016 to $Nil in Q2 2017, Investor relations decreased from $3,741 in Q2 2016 to $2,876 in Q2 2017, Legal and audit decreased to $676 in Q2 2017 from $1,678 in Q2 2016, Management fees remained at $6,000 for Q2 2017 and Q2 2016 and Office and general expenses in Q2 2017 were $28,999 compared to $25,967 in Q2 2016.

Excluding amortization and stock-based compensation, the adjusted Operating expenses for Q2 2017 were approximately $13,900 per month compared to $18,700 per month in Q2 2016.

1.5	Summary of Quarterly Results – see attached table on page 7

1.6	Liquidity and 1.7 Capital Resources

At June 30, 2017, the Company had working capital of $7,742 compared to working capital of $89,698 as at December 31, 2016. Accounts payable and accrued liabilities at June 30, 2017 were $21,189 up from $14,970 at December 31, 2016. The Company’s budget for administrative and care and maintenance of the Turnagain property for the fiscal year ending December 31, 2017 is approximately $200,000. As of the date of this report, the Company does not have sufficient funds to meet this budget and will need to raise additional funds through private placements, loans or joint ventures.

1.8	Off Balance Sheet Arrangements – N/A

1.9	Transactions with Related Parties

	Three Months Ended
	June 30,	June 30,
	2017	2016
Management fees	$6,000	$6,000
Stock-based compensation	4,142	9,968
	$10,142	$15,968

1.10	Fourth Quarter- N/A

1.11	Proposed Transactions

In August 2017, the Company announced its intention to undertake a share consolidation on the basis of 1 new share for every 2 old shares resulting in 21,537,348 shares issued and outstanding. Any outstanding stock options and share purchase warrants will also be consolidated on a 1-for-2 basis.

Immediately following the consolidation, the Company will complete a non-brokered private placement of 8,333,334 units at a price of $0.06 per unit for gross proceeds of $500,000. Each unit will consist of one common share and one share purchase warrant exercisable into one common share at a price of $0.07 for year one and at $0.08 for years 2 and 3.

1.12	Critical Accounting Estimates - N/A

1.13	Changes in Accounting Policies

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the

Company’s consolidated financial statements.

1.14	Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place during the three and six months ended June 30, 2017 or year ended December 31, 2016.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at June 30, 2017 and December 31, 2016, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at June 30, 2017 or December 31, 2016.

1.15	Other

Capital Management

The Company identifies capital as share capital, cash and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests. The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources. The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of June 30, 2017, the President and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at June 30, 2017. There have been no changes in these controls during the second quarter of 2017 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.hardcreeknickel.com.

(b) at June 30, 2017 the Company had 43,074,696 shares issued. The Company had 3,275,000 stock options outstanding with exercise prices ranging from $0.05 to $0.50, an average price of $0.09 and an average life of 3.66 years. In addition, 25,000,000 warrants were outstanding, with an average exercise price of $0.05 and an average life of 3.77 years.

Summary of Share data at June 30, 2017
		Average
		Price	Life in Years
Issued shares	43,074,696
Options	3,275,000	$0.09	3.66
Warrants	25,000,000	$0.05	3.77
Fully Diluted	71,349,696

Summary of Share data at August 22, 2017
		Average
		Price	Life in Years
Issued shares	43,074,696
Options	3,275,000	$0.09	3.51
Warrants	25,000,000	$0.05	3.62
Fully Diluted	71,349,696

1.5	SUMMARY OF QUARTERLY RESULTS

	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017

Total Revenues	0	0	0	0	0	0	0	0
Loss	47,434	10,087,088	40,027	70,990	51,208	61,887	47,963	48,081
Comprehensive Loss	47,434	10,087,088[1]	40,027	70,990	51,208	61,887[2]	47,963	48,081
Basic & diluted earnings (loss) per share	.00	.00	.00	.00	.00	.00	.00	.00
Increase in exploration and evaluation assets – British Columbia properties	18,713	12,735	10,886	13,480	6,000	(1,273)	-	-

1The Net Income in the fourth quarter of 2015 reflects a year end adjustment of $10,055,858 of exploration property impairment.
2The Net Income in the fourth quarter of 2016 reflects a year end adjustment of $29,093 of exploration property impairment.